May 14, 2018

Craig Arakawa
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Foresight Energy LP Form 10-K for the Fiscal Year Ended December 31, 2017 Filed March 7, 2018 File No. 001-36503

Dear Mr. Arakawa:

This letter sets forth Foresight Energy LP’s (the “Partnership”) responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) set forth in your letter dated April 11, 2018 (the “Comment Letter”), regarding the Form 10-K for the Fiscal Year Ended December 31, 2017.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment.

Form 10-K for the Fiscal Year Ended December 31, 2017

Properties page 44

1.

We note your disclosure of clean recoverable mineral reserves.  Additionally we note that your mineral reserves decreased from 3.052 billion tons to 2.099 billion tons as disclosed in your Form 10-K for the fiscal year ended December 31, 2015 filed on March 15, 2016 and your Form 10-K for the fiscal year ended December 31, 2016 filed on March 1, 2017, respectively.  Please explain the reasons for the decrease in your mineral reserves.

Response:  The Partnership acknowledges the Staff’s comment and advises that the decrease in our mineral reserves from 3.052 billion tons to 2.099 billion tons was primarily due to the removal of 545 million clean recoverable tons at Hillsboro and 389 million clean recoverable tons at Macoupin from our table of estimated recoverable and initially assigned coal reserves.  At the time of the reserve determination for our Form 10-K for the fiscal year ended December 31, 2016, the geographical location of these reserves, our expectation of current and forecasted market conditions, and our inability to raise the additional capital necessary to develop these reserves subsequent to our August 2016 restructuring transactions indicated that these reserves could not be economically extracted or produced.  The remaining decrease of 19 million clean recoverable tons was the result of production during the fiscal year ended December 31, 2016.  In future filings, the Partnership will supplement its table of estimated recoverable coal reserves with additional explanations for any significant changes from amounts previously disclosed.

2.	It appears your total reserve number and the reserve numbers for your Macoupin and Hillsboro complexes are different than the numbers listed on our [sic] company website. Please advise.

Response:  The Partnership acknowledges the Staff’s comment and advises that the Partnership’s website has been updated to align with our disclosures in our Form 10-K for the fiscal year ended December 31, 2017, and our latest current report on Form 8-K.

Management’s Discussion and Analysis

Results of Operations

Comparison of the Period from January 1, 2017 to March 31, 2017 (Predecessor) and the Period from April 1, 2017 to December 31, 2017 (Successor) to the Year Ended December 31, 2016 (Predecessor), page 54

3.

We refer to your presentation and related narrative of the combined results of operations of the predecessor and successor entities. Please note that it is generally inappropriate to combine financial information for predecessor and successor periods for purposes of MD&A discussion as the financial statements are prepared on different bases of accounting and are therefore not comparable. In this regard, please revise your MD&A to separately present and discuss the historical results of your predecessor and successor or explain to us how your presentation complies with Item 303 of Regulation S-K. To the extent your revised presentation includes a supplemental discussion of your results on a pro forma basis, it should reflect all relevant pro forma adjustments in accordance with Article 11 of Regulation S-X.

Response: The Partnership acknowledges the Staff’s comment to revise our MD&A to separately present and discuss the historical results of our predecessor and successor or explain how our presentation complies with Item 303 of Regulation S-K. We also acknowledge that it is generally inappropriate to combine financial information

-2

for predecessor and successor periods for purposes of MD&A discussion as the financial statements are prepared on different bases of accounting.

The Partnership initially considered presenting and discussing results of operations for the separate predecessor and successor periods. In doing so, we consulted sections 9220.6 and 9220.7 of the Financial Reporting Manual – Division of Corporation Finance which indicates that the results of operations may not always be prepared on a consistent basis due to the application of pushdown accounting, and that if such an event arises consider providing supplemental pro forma information comparing reporting periods. As part of our evaluation, we also consulted guidance within Item 303 of Regulation S-K and specifically the instructions to paragraph 303(a) which states “The Registrant’s discussion and analysis shall be of the financial statements and other statistical data that the registrant believes will enhance a reader’s understanding of its financial condition, changes in financial condition and results of operations. Generally, the discussion shall cover the three-year period covered by the financial statements and shall use year-to-year comparisons or any other formats that in the Registrant’s judgment enhance a reader’s understanding.”

As noted on page 51 within Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations of our Form 10-K for the fiscal year ended December 31, 2017, the Partnership discusses that the presentation of predecessor and successor reporting periods is the result of the application of pushdown accounting after Murray Energy Corporation acquired additional voting interests and gained control over the Partnership’s general partner. Additionally, we disclose to the readers that although the predecessor and successor periods are distinct reporting periods, the effects of the change of control did not have a material impact, unless otherwise noted, on the comparability of our results of operations between the periods. Furthermore, reporting results on a combined basis was done to enhance the comparability of such information to the prior year.

As discussed in section 9110.1 of the Financial Reporting Manual – Division of Corporation Finance, the objectives of MD&A are as follows:

a.	To provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management;

b.	To enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

c.

To provide information about the quality of, and potential variability of, a company’s earnings and cash flow so that investors can ascertain the likelihood that past performance is indicative of future performance.

We considered the facts and circumstances of Murray Energy Corporation’s acquisition of its additional voting interest in the Partnership, management’s evaluation of the business, and the overall meaningfulness of the disclosures and determined that

-3

the discussion of results of operations for the predecessor and successor periods on a stand-alone basis would not be comparable to any other reporting period. Furthermore, the impacts to the components of net income (loss), which are included in the discussion of our results of operations, are limited to cost of coal produced (due to the adjustment of inventory to fair value), contract amortization, depreciation, depletion and amortization, and interest expense, net.  Within our MD&A, we disclosed the following impacts due to the application of pushdown accounting:

a.	Cost of coal produced increased an additional $8.9 million due to the adjustment of inventory to fair value;

b.	Contract amortization expense resulted from recording favorable/unfavorable sales and royalty contracts at fair value;

c.

The primary reason for the increase in depreciation, depletion, and amortization was the result of increased expense resulting from recording our property, plant, equipment, development, and other assets at fair value; and

d.	Interest expense, net included $1.7 million of accretion expense associated with recording unfavorable royalty contracts at fair value.

We do not believe the impacts resulting from the items above are material to our consolidated financial statements or to the reader’s understanding of the results of our operations.

We believe presenting the reporting periods on a combined basis enables investors to see how management has evaluated the operating results. Further, considering that the impacts on net income (loss) due to the application of pushdown accounting are already discussed within MD&A, we believe that the separate presentation and discussion of the predecessor and successor periods would not provide more relevant context for investors’ analysis of the financial information within our Form 10-K for the fiscal year ended December 31, 2017.  Furthermore, we believe that the separate presentation and discussion of the predecessor and successor periods would not present a meaningful depiction of whether, and to what extent, past performance is indicative of future results. As a result, we concluded the presentation on combined basis complies with Item 303 of Regulation S-K as it provides the most meaningful comparison between the Partnership’s results for such periods and additionally presents information on a year-to-year comparison consistent with the instructions to paragraph 303(a) of Regulation S-K.

In response to the Staff’s comment related to any supplemental discussion of the Partnership’s results on a pro forma basis, we believe the combined results of operations for the predecessor and successor periods provide management and investors with a more meaningful perspective of the Partnership’s ongoing financial and operational performance and trends than if the results of operations were not combined in this manner. After consulting section 9220.7 of the Financial Reporting Manual –

-4

Division of Corporation Finance and taking into consideration the facts and circumstances surrounding the transaction, we believe that the inclusion of pro forma MD&A disclosures would not be materially different, would not provide additional discussion or trends of results, or provide any additional or meaningful information. Any presentation of pro forma results would be duplicative given the unique items impacted by the application of pushdown accounting have already been disclosed.

Financial Statements

3. Recent Transactions and Events

Pushdown Accounting, page 82

4.

We note that as a result of pushdown accounting you have revalued the assets and liabilities on your balance sheet, resulting in a $952 million net increase to your net assets. Please disclose the acquisition date fair value of the total consideration transferred by Murray Energy in determining the purchase price of the acquisition and tell us how the consideration amount was determined. In this regard, we note that you did not record goodwill or a bargain purchase in your application of pushdown accounting. Refer to ASC 805-50-50-5 through 6.

Response: The Partnership acknowledges the Staff’s comment.  As disclosed on page 96 of our Form 10-K for the fiscal year ended December 31, 2017, in April 2015 Murray Energy Corporation paid Foresight Reserves LP $1.37 billion to acquire a 34% voting interest in our general partner, 77.5% of the Partnership’s incentive distribution rights, and all of the Partnership’s outstanding subordinated units.  On March 27, 2017, Murray Energy Corporation contributed $60.6 million in cash to the Partnership in exchange for 9,628,108 common units.  On March 28, 2017 (the “Acquisition Date” – designated as March 31, 2017, for accounting purposes as the operating results and change in financial position for the intervening period was not material), Murray Energy Corporation paid $15 million to Foresight Reserves LP to exercise its option to acquire an additional 46% voting interest in our general partner, Foresight Energy GP LLC.

Accordingly, it was determined that Murray Energy Corporation had obtained control of the Partnership upon exercising its option to acquire an additional 46% voting interest in our general partner on the Acquisition Date, elected to apply pushdown accounting to the Partnership’s financial statements, and recorded the assets and liabilities of the Partnership at fair value as of the Acquisition Date.  The series of transactions described above represented a business combination achieved in stages as of the Acquisition Date in accordance with ASC 805-10-25-8 through 25-10.  However, because the Murray Energy Corporation acquisition was a business combination achieved in stages and control was obtained by the acquisition of a controlling interest in our general partner, no consideration transferred by Murray Energy Corporation at the Acquisition Date was applicable to the Partnership, as disclosed in Notes 1, 3, and 15 to our consolidated financial statements.

-5

In regards to the Staff’s comment noting that we did not record goodwill or a bargain purchase in our application of pushdown accounting, we disclosed beginning on page 82 of our Form 10-K for the fiscal year ended December 31, 2017, the adjustments to fair value of the Partnership’s assets and liabilities and the valuation techniques utilized to estimate fair value.  We advise the Staff that the pushdown accounting adjustments to record the assets and liabilities of the Partnership to fair value did not result in any goodwill and that any bargain purchase gains that may have been recognized by the acquirer were recorded as an increase to the Partnership’s net assets, with a corresponding adjustment to Partners’ Capital in accordance with ASC 805-50-30-11, as disclosed in Note 3 to our consolidated financial statements.  Accordingly, we believe that all the information to enable users of the Partnership’s financial statements to evaluate the effect of pushdown accounting has been disclosed in accordance with ASC 805-50-50-5 through 50-6.

We appreciate the Staff’s comments and request the Staff contact me at (314) 932-6160 or at jeremyharrison@coalsource.com with any questions or comments regarding this letter.

Sincerely,

/s/ Jeremy J. Harrison

Jeremy J. Harrison
Chief Accounting Officer

cc:	Robert D. Moore
Chairman, President, and Chief Executive Officer

-6